Schedule 13G                                                        Page 1 of 5



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G




                                 (Rule 13d-102)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                    Under the Securities Exchange Act of 1934

                                 PeoplePC Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 709776 10 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /   Rule 13d-1(b)

/ /   Rule 13d-1(c)

/X/   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 5

CUSIP No. 709776 10 8
-------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Ford Motor Company/38-0549190
-------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  / /

              (b)  / /
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     3. SEC Use Only
-------------------------------------------------------------------------------
     4. Citizenship or Place of Organization a Delaware corporation
-------------------------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With               5.    Sole Voting Power  9,528,150*
                   ------------------------------------------------------------
                   6.    Shared Voting Power  0
                   ------------------------------------------------------------
                   7.    Sole Dispositive Power  9,528,150*
                   ------------------------------------------------------------
                   8.    Shared Dispositive Power  0
                   ------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting Person 9,528,150*
-------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (11) 8.1%
-------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)

         CO
-------------------------------------------------------------------------------
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                                                                     Page 3 of 5

Item 1.
       (a)    Name of Issuer
              PeoplePC Inc.

       (b)    Address of Issuer's Principal Executive Offices
              100 Pine Street, Suite 1100, San Francisco, CA 94111

Item 2.
       (a)    Name of Person Filing
              Ford Motor Company  ("Ford")

       (b) Address of Principal Business Office or, if none, Residence One American Road, Dearborn, MI 48126

       (c)    Citizenship
              a Delaware corporation

       (d)    Title of Class of Securities
              Common Stock

       (e)    CUSIP Number
              709776 10 8

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership

The   aggregate   number  of  shares  of  Common  Stock  of  PeoplePC  Inc.
beneficially owned by Ford, the percentage of the total number of such shares outstanding such amount represents and the number of such shares as to which Ford has sole and shared power to vote or dispose of such shares or direct the same is set forth below.

       (a)   Amount beneficially owed: 9,528,150*

       (b)   Percent of class:  8.1%

       (c)   Number of shares as to which Ford has:

             (i)   Sole power to vote or to direct the vote:  9,528,150*

             (ii)  Shared power to vote or to direct the vote  0

             (iii) Sole power to dispose or to direct the disposition
                   of 9,528,150*

             (iv)  Shared power to dispose or to direct the disposition of  0

* The aggregate number of 9,528,150 shares includes up to 2,857,500 shares of Common Stock that may be acquired by Ford upon the exercise of a warrant which expires on March 3, 2001 according to its terms.

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

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                                                                     Page 4 of 5

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

Not applicable.

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                                                                     Page 5 of 5



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  February 14, 2001
                                        ---------------------------------------
                                                      Date

                                        Ford Motor Company

                                                  /s/ Peter Sherry, Jr.
                                        ---------------------------------------
                                                    Signature

                                         Peter Sherry, Jr./Assistant Secretary
                                        ---------------------------------------
                                                    Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.1001)